December 31, 2024

Suk Yee Kwan
Chief Executive Officer
Happy City Holdings Ltd
30 Cecil Street
#19-08 Prudential Tower
Singapore

       Re: Happy City Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted December 3, 2024
           CIK No. 0002046656
Dear Suk Yee Kwan:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted December 3, 2024
Cover Page

1. Where you discuss the HFCAA, please revise to acknowledge that it was amended by the Consolidated Appropriations Act, 2023, and discuss how it and related regulations will affect your company.
2. Please revise the cover page to include a discussion of the enforceability of civil liabilities in Hong Kong, China's Enterprise Tax Law, and disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong
       Kong have or may impact your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange.
 December 31, 2024
Page 2

3. Where you discuss cash transfers throughout your organization on the cover page and in the Prospectus Summary, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
4. We note your statement here and throughout the prospectus that "[a]s advised by our
       PRC Counsel, China Commercial Law Firm, the laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Happy City to the
       Operating Subsidiaries or from the Operating Subsidiaries to Happy City, our shareholders and the U.S. investors." Please revise in each instance to remove the materiality qualifier.
5.     We note your statement that "[a]s advised by our PRC Counsel, China
Commercial
       Law Firm, neither we nor our subsidiaries are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors." In addition to this statement, please revise to clearly state whether you are subject to the
       Trial Measures.
Prospectus Summary, page 1

6. Please revise the prospectus summary to highlight your limited history of operations to date, revenues, net income/losses, indebtedness, and the indication by your independent auditor that there is a substantial doubt about your ability to continue as a going concern.
Corporate History and Structure, page 3

7. Please revise the organizational chart here and on page 52 to show any natural persons who own interests in each of the entities that control Happy City Holdings Limited, including the eight shareholders of record that own less than 5%, as indicated in footnote 1.
Risk Factors Summary, page 6

8. Please revise your summary of risk factors to include a discussion of the liquidity and enforcement risks, as well as the risk that the Chinese government may intervene or influence your operations at any time. Separately, for each summary risk factor listed in this section, please provide a cross-reference to the relevant individual detailed risk factor.
Regulatory Development in the PRC, page 8

9. Please revise this section to state whether any permissions or approvals from any governmental agency have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We also note that you disclose that your Hong Kong and PRC counsel have confirmed that PRC laws and regulations do not currently have any material impact on your business, financial condition or results of operations. Please revise to remove the
 December 31, 2024
Page 3

       materiality qualifier. Additionally, where you reference advice or confirmations from your counsel, please revise to state whether such information is the opinion of counsel.
Risk Factors, page 16

10.    Please add a risk factor addressing the risks associated with your
auditor   s opinion
       that there is substantial doubt about your ability to continue as a going concern.
Risks Relating to Doing Business in the Jurisdictions in which we Operate, page
16

11. Here and in the Risk Factors Summary on page 6, please rename the section "Risks
       Relating to Doing Business in the Jurisdictions in which we Operate" to "Risks
       Relating to Doing Business in the PRC."
Our future growth depends on our ability to open and profitably operate..., page 25

12. We note your statement that "[w]e may also encounter delays when applying for relevant material licenses during the approval process from the government authorities, for which the timeline is beyond our control." Please revise to provide examples of such material licenses and the associated government authorities responsible for issuing/approving such licenses. Additionally, please define "FEHD licensing requirements" and provide additional detail on the associated requirements and relevant government authority that oversees such requirements.
Our Ordinary Shares may be prohibited from being traded on a national exchange..., page 37

13. Please revise update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Use of Proceeds, page 47

14. We note that you plan to use approximately 50% of the proceeds from this offering for business expansion into Hong Kong and Southeast Asia. To the extent you are acquiring assets, briefly describe them and their costs. To the extent you are financing the acquisitions of other businesses, please give a brief description of such businesses and information on the status of the acquisitions. Refer to Items 3.C.2 and 3 of Form
       20-F.
Capitalization, page 49

15. Please tell us your consideration of including bank borrowings and amount due from director in your calculation of total capitalization. Refer to Item 3.B. of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Inflation, page 62

16. You state that you experienced inflationary increases in wages, benefits and other costs. Please expand to identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact. Revise your risk factors to discuss the associated risks as well.
 December 31, 2024
Page 4

Industry, page 63

17. We note that you commissioned an industry report from Frost & Sullivan to provide information regarding the catering services industry and your market position in
       Hong Kong. Please file a consent from Frost & Sullivan as an exhibit. Refer to Rule
       436 of the Securities Act.
Business, page 67

18. We note the following statements throughout this section. Please revise as indicated
       below:
           "We operate an all-you-can-eat hotpot restaurant chain." Please revise to state that your chain currently consists of three restaurants.
           "Our restaurants are situated in prime locations" with "high foot traffic" and "in close proximity to public transport." Please provide additional detail as to how you define high foot traffic and proximity to public transport in relation to your current restaurants and to the restaurant that you plan to open in Kwun Tong.
           "[W]e believe we can capture further growth by opening more hotpot restaurants utilizing the proceeds from the Offer." Please revise to state the number of hotpot restaurants that you believe you will be able to open using the proceeds of this offering.
           "[H]ence we attribute our success partly to our strong commitment to food quality" and "continue its success story and achieve sustainable growth in the future" and "our plan for continued sustainable growth and overall capital sufficiency." Please revise to disclose how you measure success, quality, sustainable growth, and capital sufficiency with respect to these
           statements.
           "This expansion plan includes the opening of more hotpot restaurants in
           Hong Kong and, in particular, establishing our presence in Singapore as a stepping stone and further tap into the specialty hotpot market in the Southeast
           Asia region." To the extent known, please revise to state the number of additional hotpot restaurants that you expect to open in Hong Kong and Singapore, including an estimate of any capital expenditures and a timeline of any restaurant openings.
           If this information is not known at this time, please revise to state as much.
           With respect to your target profit margins, please revise to disclose such targets, who prepared them and any underlying bases or assumptions.
           "We believe we have developed a broad, loyal and diverse customer base over the years" and your "loyalty membership programme." Please revise to discuss the number of customers in your base and how you track loyalty and diversity.
           Additionally, please describe your "loyalty membership programme" in further detail.
Our Competitive Strengths, page 73

19. Here and in the summary, please revise your competitive strength disclosure to explain the basis for your strong brand recognition given your three restaurants and
       2.2% market share in the specialty hotpot restaurant market in Hong Kong. If known,
 December 31, 2024
Page 5

       please also revise to quantify the market of the specialty hotpot restaurant market in
       Hong Kong as compared to the entire restaurant market in Hong Kong. Suppliers, page 75

20. We note that you generally do not enter into long-term contracts with your suppliers, except for incentive agreements or promotion agreements with certain beverage and ice-cream suppliers. To the extent such agreements are material, please revise to summarize the material terms of such agreements and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K. Additionally, please revise to disclose the terms generally used in your supplier contracts. Regulations, page 77

21. Please revise to discuss the material effects of each regulation on your business. Refer to Item 4.B.8. of Form 20-F.
Management
Agreements with Executive Officers and/or Directors, page 91

22.    Please revise this section to clarify if directors    employment
agreements with you or
       any of your subsidiaries provide for benefits upon termination of employment, or an appropriate negative statement. Refer to Item 6.C.2. of Form 20-F. Related Party Transactions, page 93

23.    We note that you have received licensing fees from Superior Fastening
(HK) Limited,
       where Mr. Lam is also the director of the related company. However, your disclosure on page 86 regarding Mr. Lam's business experience notes that Mr. Lam served as the chairman and CEO of Superior Fastening (HK) Limited from 1988 to 2003. To the extent that he still serves as a director of Superior Fastening (HK) Limited, please revise to state as much. Please make similar revisions for Mr. Lam's current roles at
       Max Gold Limited, Vincent International Limited, and Marvellous Tech Limited.
24. We note that the related party transactions include payments for management fees, office support, manpower support income, and licensing fees. Please revise to discuss the nature of each transaction and file any agreements as exhibits. Refer to Item
       601(b)(10) of Regulation S-K.
Description of Shares, page 95

25. We note your disclosure throughout the prospectus regarding each of the Share Splits.
       Please provide a discussion here of the history of share capital for the last three years, including each of the Share Splits. Refer to Item 10.A.6. of Form 20-F. Legal Matters, page 123

26. We note your statement on page 123 that you relied on legal opinions from Ortoli
       Rosenstadt LLP regarding U.S. securities law matters. Please file an opinion and consent of Ortoli Rosenstadt LLP as exhibits. Refer to Item 601(b)(5) and Item
       601(b)(23) of Regulation S-K.
 December 31, 2024
Page 6

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Cara Wirth at 202-551-7127 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Jason Ye